UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d)

of THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 5, 2022

Intercontinental Exchange, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-36198	46-2286804
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (770) 857-4700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value per share	ICE	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On May 4, 2022, Intercontinental Exchange, Inc. (the “Company” or “ICE”) announced that it had entered into a definitive agreement to acquire Black Knight, Inc. (“BKI”) (the “Transaction”). The Company plans to review details of the Transaction alongside the Company’s first quarter results on its previously scheduled conference call on May 5, 2022 at 8:30 a.m. ET. A copy of an investor presentation containing details of the Transaction (the “Investor Presentation”) is attached to this report as Exhibit 99.1 and is incorporated herein by reference. The Investor Presentation is also posted on the Company’s website at www.theice.com in the Investor Relations section.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

99.1	Investor Presentation dated May 5, 2022.

104	The cover page from Intercontinental Exchange, Inc.’s Current Report on Form 8-K, formatted in Inline XBRL.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about BKI’s or ICE’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the proposed Transaction, including future financial and operating results, BKI’s or ICE’s plans, objectives, expectations and intentions, the expected timing of completion of the Transaction, the expected form and timing of debt financing to fund the Transaction and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in BKI’s and ICE’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of BKI or ICE to terminate the definitive merger agreement governing the terms and conditions of the Transaction; the outcome of any legal proceedings that may be instituted against BKI or ICE; the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect BKI or ICE or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic, political and market conditions, interest and exchange rates, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which BKI and ICE operate; the ability to promptly and effectively integrate the businesses of BKI with those of ICE; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of BKI’s or ICE’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; ICE’s ability to complete the contemplated debt financing on a timely basis, on favorable terms or at all; and the impact of the global COVID-19 pandemic on BKI’s or ICE’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause BKI’s or ICE’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm BKI’s or ICE’s results.

All forward-looking statements attributable to BKI or ICE, or persons acting on BKI’s or ICE’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and BKI and ICE do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If BKI or ICE update one or more forward-looking statements, no inference should be drawn that BKI or ICE will make additional updates with respect to those or other forward-looking statements. Further information regarding BKI, ICE and factors which could affect the forward-looking statements contained herein can be found in BKI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC, and in ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, ICE will file with the SEC a Registration Statement on Form S-4 to register the shares of ICE common stock to be issued in connection with the Transaction. The Registration Statement will include a proxy statement of BKI that also constitutes a prospectus of ICE. The definitive proxy statement/prospectus will be sent to the stockholders of BKI seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING BKI, ICE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by BKI or ICE through the website maintained by the SEC at http://www.sec.gov or from BKI at its website, www.blackknightinc.com, or from ICE at its website, www.theice.com. Documents filed with the SEC by BKI will be available free of charge by accessing BKI’s website at www.blackknightinc.com under the tab “Investors” and then under the heading “Financials – SEC Filings” or, alternatively, by directing a request by mail or telephone to Black Knight, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, (904) 854-5100, and documents filed with the SEC by ICE will be available free of charge by accessing ICE’s website at www.ice.com and following the link for “Investor Relations” or, alternatively, by directing a request by mail or telephone to Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, Attention: Investor Relations, (770) 857-4700, or by email to investors@ice.com.

PARTICIPANTS IN THE SOLICITATION

BKI, ICE, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of BKI in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of BKI and ICE and other persons who may be deemed to be participants in the solicitation of stockholders of BKI in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about BKI, the directors and executive officers of BKI and their ownership of BKI common stock is also set forth in the definitive proxy statement for BKI’s 2022 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 28, 2022, and other documents subsequently filed by BKI with the SEC. Additional information about ICE, the directors and executive officers of ICE and their ownership of ICE common stock can also be found in ICE’s definitive proxy statement in connection with its 2022 Annual Meeting of Stockholders, as filed with the SEC on March 25, 2022, and other documents subsequently filed by ICE with the SEC. Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

INTERCONTINENTAL EXCHANGE, INC.

Date: May 5, 2022	By:	/s/ Andrew J. Surdykowski
Andrew J. Surdykowski
General Counsel

ICE + Black Knight Strengthening the overall mortgage ecosystem for the benefit of all consumers May 5, 2022 Exhibit 99.1

GAAP AND NON-GAAP RESULTS This presentation includes non-GAAP measures that exclude certain items we do not consider reflective of our cash operations and core business performance. We believe that the presentation of these non-GAAP measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations. These adjusted non-GAAP measures should be considered in context with our GAAP results. A reconciliation Adjusted Earnings Per Share to the equivalent GAAP measure and an explanation of why we deem these non-GAAP measures meaningful appears in our Form 10-K, Form 10-Q and in the appendix to this presentation. Our Form 10-K, Form 10-Q and this presentation are available in the Investors and Media section of our website at www.theice.com. In addition, we present EBITDA for ICE, which is the operating income plus depreciation and amortization for the twelve months ended December 31, 2021. We also present adjusted EBITDA for Black Knight and ICE for the twelve months ended December 31, 2021, which adjusts for acquisition and integration costs. EBITDA and Adjusted EBITDA are not measurements under GAAP in the United States and may not be similar to EBITDA measures of other companies. We believe that EBITDA and Adjusted EBITDA provide useful information to management and investors as an indicator of the operating performance of these businesses. We are not able to forecast the most directly comparable measures calculated and presented in accordance with GAAP. Certain elements of the composition of the GAAP amounts are not predictable, making it impractical for us to forecast. As a result, no GAAP outlook is provided. Pro-forma EBITDA and Adjusted EBITDA are only estimates and contain forward-looking information. We and Black Knight have made a number of assumptions in preparing these projections, which may or may not prove to be correct. The pro-forma EBITDA and Adjusted EBITDA amounts are subject to various risks and uncertainties, and do not guarantee actual results for the period indicated. Factors, risks and uncertainties that could cause actual results to differ materially from those projected include those discussed above and/or in the documents that we file with the SEC. We undertake no obligation to update or revise any of the projections, whether as a result of new information, future developments or otherwise. EXPLANATORY NOTES Throughout this supplement: All earnings per share figures represent diluted weighted average share count on continuing earnings. References to Return on Invested Capital, or ROIC, are equal to TTM (Operating Income x (1-Tax Rate) ) / (Avg Debt + Avg Shareholders Equity + Avg Non-Controlling Interest - Avg Cash, Cash Equiv, & ST Investments). References to Weighted Average Cost of Capital, or WACC, are equal to (Cost of Equity * % of Equity) + {(Cost of Debt * (1- Tax Rate)) * % of Debt). References to pro-forma amounts or results include the combined results of Black Knight and ICE. References to Black Knight financial information were provided by Black Knight.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about Black Knight, Inc.’s (“BKI”) or Intercontinental Exchange, Inc.’s (“ICE”) plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the proposed acquisition of BKI by ICE (the “Transaction”), including future financial and operating results, BKI’s or ICE’s plans, objectives, expectations and intentions, the expected timing of completion of the Transaction, the expected form and timing of debt financing to fund the Transaction and other statements that are not historical facts.   These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in BKI’s and ICE’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of BKI or ICE to terminate the definitive merger agreement governing the terms and conditions of the Transaction; the outcome of any legal proceedings that may be instituted against BKI or ICE; the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect BKI or ICE or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic, political and market conditions, interest and exchange rates, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which BKI and ICE operate; the ability to promptly and effectively integrate the businesses of BKI with those of ICE; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of BKI’s or ICE’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; ICE’s ability to complete the contemplated debt financing on a timely basis, on favorable terms or at all; and the impact of the global COVID-19 pandemic on BKI’s or ICE’s businesses, the ability to complete the Transaction or any of the other foregoing risks.   These factors are not necessarily all of the factors that could cause BKI’s or ICE’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm BKI’s or ICE’s results.   All forward-looking statements attributable to BKI or ICE, or persons acting on BKI’s or ICE’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and BKI and ICE do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If BKI or ICE update one or more forward-looking statements, no inference should be drawn that BKI or ICE will make additional updates with respect to those or other forward-looking statements. Further information regarding BKI, ICE and factors which could affect the forward-looking statements contained herein can be found in BKI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC, and in ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC.  ANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT  ANT ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the Transaction, ICE will file with the SEC a Registration Statement on Form S-4 to register the shares of ICE common stock to be issued in connection with the Transaction. The Registration Statement will include a proxy statement of BKI that also constitutes a prospectus of ICE. The definitive proxy statement/prospectus will be sent to the stockholders of BKI seeking their approval of the Transaction and other related matters.   Investors and security holders are urged to read the Registration Statement on Form S-4 and the proxy statement/prospectus included within the Registration Statement on Form S-4 when they become available, as well as any other relevant documents filed with the SEC in connection with the transaction or incorporated by reference into the proxy statement/prospectus, because they will contain important information regarding bki, ice, the transaction and related matters.   Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by BKI or ICE through the website maintained by the SEC at http://www.sec.gov or from BKI at its website, www.blackknightinc.com, or from ICE at its website, www.theice.com. Documents filed with the SEC by BKI will be available free of charge by accessing BKI’s website at www.blackknightinc.com under the tab “Investors” and then under the heading “Financials – SEC Filings” or, alternatively, by directing a request by mail or telephone to Black Knight, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, (904) 854-5100, and documents filed with the SEC by ICE will be available free of charge by accessing ICE’s website at www.ice.com and following the link for “Investor Relations” or, alternatively, by directing a request by mail or telephone to Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, Attention: Investor Relations, (770) 857-4700, or by email to investors@ice.com. PARTICIPANTS IN THE SOLICITATION PARTICIPANTS IN THE SOLICITATION BKI, ICE, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of BKI in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of BKI and ICE and other persons who may be deemed to be participants in the solicitation of stockholders of BKI in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about BKI, the directors and executive officers of BKI and their ownership of BKI common stock is also set forth in the definitive proxy statement for BKI’s 2022 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 28, 2022, and other documents subsequently filed by BKI with the SEC. Additional information about ICE, the directors and executive officers of ICE and their ownership of ICE common stock can also be found in ICE’s definitive proxy statement in connection with its 2022 Annual Meeting of Stockholders, as filed with the SEC on March 25, 2022, and other documents subsequently filed by ICE with the SEC. Free copies of these documents may be obtained as described above. This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.   NO OFFER OR SOLICITATION This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Jeff Sprecher Chair & CEO Warren Gardiner Chief Financial Officer Ben Jackson President Mary Caroline O'Neal Director, Investor Relations Katia Gonzalez Senior Analyst, Investor Relations Call Participants Joe Tyrrell President, ICE Mortgage Technology

Transaction Overview

ICE to acquire Black Knight

Strategic Rationale	• Creates a life-of-the-loan platform that will enable lenders to achieve a "customer for life" • Opportunity to remove additional friction and expense from the mortgage workflow, accruing to the benefit of all stakeholders, including the end consumer • Expands Mortgage Tech TAM to $14 billion & accelerates penetration of current $10 billion TAM • Highly recurring and predictable revenue stream complements ICE revenue streams • Leverage ICE technology expertise to modernize Black Knight's tech stack

Consideration & Financials	• Transaction valued at a market value of $13.1 billion or $85/share; enterprise value of ~$16 billion
	    • Consideration to come in the form of 80% cash and 20% equity
	    • Fully synergized 2022 adjusted Black Knight EBITDA[1] multiple of ~15x
	• ~$325 million of total net revenue & cost synergies to be realized over 5 years
	    • ~$200 million in cost synergies; ~$125 million of revenue synergies, net of related costs
	• Expected return (IRR) of 10%
	• Accretive to adjusted EPS[2] in the first full year post-close

Approvals & Closing	• Black Knight stockholder approval required; no approval required from ICE stockholders • Expected to close in 1H23 pending regulatory approvals and satisfaction of other customary closing conditions

6

(1) 2022 adjusted EBITDA represents the midpoint of Black Knight's FY22 adjusted EBITDA guidance range of $786 million - $803 million, burdened for stock-based compensation and adjusted for full synergies of $325 million.
(2) Adjusted earnings per share (EPS) excludes amortization of acquisition-related intangibles, acquisition and integration expenses and the impact of equity earnings from unconsolidated investees, net of tax.

ICE

About Black Knight A premier provider of integrated, mission-critical software solutions, data and analytics helping customers realize efficiencies, reduce risk and achieve greater levels of success within the U.S. mortgage and real estate markets Mortgage loan servicing software for approximately 36 million active first and second lien mortgage loans Highly visible and predictable revenues with strong operating margins Black Knight Overview $s in millions Rev CAGR +8% 2021 Revenue Mix Product Description MSP Flagship servicing software provides customers the ability to automate all areas of loan servicing including setup and maintenance, customer service, cashiering, escrow admin, investor account and default management. Optimal Blue Actionable data services and secondary market solutions that provide a broad set of market functions including real-time price discovery, execution, workflow automation, risk management and counterparty oversight. Empower Multi-channel loan origination system serving lenders seeking fully customizable, single tenancy solution to automate processes, increase data integrity, mitigate risk and accommodate business growth. Other Data & Analytics Real estate: lead generation analytics, multiple listing service (MLS) software, public records and tax data Mortgage: property and mortgage performance data, valuations and portfolio analytics, rapid analytics platform Black Knight Key Offerings (1) Please refer to slides in the appendix for reconciliations of Black Knight Adjusted EBITDA and Adjusted EBITDA margin. 1 1

Strategic Rationale Expands ICE Mortgage Technology (IMT) TAM to $14 billion Better positions ICE to monetize current $10 billion TAM Net revenue synergies of ~$125 million expected by year 5 largely through cross-selling Expands & Accelerates TAM Continued expansion of end-to-end capabilities creates a life-of-the-loan platform that will enable lenders to achieve a “customer for life” Life of Loan Platform Improves Visibility & Durability of Revenue Increases mix of high-growth recurring revenue Adds a more durable revenue stream to our current origination-based revenue streams Digitization and automation will reduce friction, create transparency and deliver a better experience for all consumers, including the American homebuyer Integration will strengthen the overall mortgage ecosystem, bring more choice and drive efficiencies for consumers, lenders, servicers and all participants in the mortgage supply chain Benefits to the American Homebuyer Unique data and analytics across the mortgage workflow present untapped opportunity to drive greater transparency Integrating the data and technology across the loan origination and servicing workflows will reduce costs for lenders and allow savings to be passed to the end consumer Data & Analytics

Life of Loan Platform Drives Efficiencies Across the Workflow Call Center, Web/Mobile, Loan Officer Loan Origination, Services, Verifications Marketing Automation Closing, Funding, Compliance & Recording & Point of Sale Pricing/ Eligibility Realtor Loan Servicing Loan Trading / Secondary Markets Invoicing, Claims, BK/Foreclosure Hedging Black Knight ICE Mortgage Technology MLS Solutions Consumer Engagement Suite Encompass & IMT Network (standard solution) Encompass Optimal Blue Simplifile MERS Optimal Blue MSP Bankruptcy / Foreclosure Loss Mitigation Claims Servicing Digital Mortgage Workflow ICE + BKI Solutions Real Estate Data Optimal Blue Empower (custom solution) Continuous Consumer Engagement Lead Generation & Application Processing, Underwriting, & Pre-Closing Closing & Post-Closing Home Search Secondary & Loan Trading Servicing & Defaults

Integration of Unique Data & Analytics Presents Untapped Opportunity MLS listings data Home price appreciation Consumer demand Relocation and geographic preference data Consumer behavior data Lead source data Full loan application data Loan type preference Loan volume data Key loan attribute data: Loan to value Debt to income Loan pricing Down payment Property valuation Days to close Pull-through rate Taxes & fees Property recording data Settlement data Loan sales data Hedging data Investor delivery data Mortgage Servicing Rights data Valuation analytics Risk analytics Integrating the data & technology across the loan origination and servicing workflows will reduce lender costs leading to end consumer savings Expand presence into the home search process More timely information will enhance the underwriting process and provide customers insights into rapidly changing market dynamics Increase transparency for servicers and investors by enabling them to better understand their portfolio valuation, performance and risk Leverage ICE expertise in fixed income and capital markets to bring transparency to MBS markets Consumer behavior data Loan payment and pre-payment data Risk analytics Servicing rights data Valuation services Default data Foreclosure data Lead Generation & Application Processing, Underwriting, & Pre-Closing Closing & Post-Closing Home Search Secondary & Loan Trading Servicing & Defaults

Digitization and automation will reduce friction and help lower costs to originate for all parties, ultimately making getting a loan more affordable and accessible for future borrowers Leveraging data across the mortgage workflow, lenders can help existing homeowners understand new loan programs that will help them save money and stay in their homes Linking the origination and servicing systems will reduce workflow and data entry errors, eliminating erroneous fees and lowering costs for the consumer Integrating origination and servicing data will enable analytics to help lenders connect with potential buyers in historically underserved markets Combined entities will be able to offer tools to help those involved in the lending process identify potential minority bias in the home valuation process, further supporting potential homeowners Opportunities to Benefit the American Homebuyer

Efficiencies Across the Workflow Underpin Expanded Opportunity

$14 billion Total Addressable Market

- **Adds Servicing TAM of ~$2Bn**
  - Highly complementary to origination TAM; highly recurring revenue stream
  - Integration of servicing & origination systems will reduce costs across the workflow
- **Expands Data & Analytics TAM by ~$2Bn**
  - Pricing, hedging and secondary market data & analytics
  - MLS, property valuation and public records data
  - Servicing, MSR, loan performance and risk data
  - Opportunity to combine origination, pricing and servicing data to drive transparency in capital markets
- **Enables Consumer Engagement TAM of ~$2Bn**
  - Expanded consumer engagement solutions enable us to serve markets previously included within $4 billion application, processing & underwriting TAM
- **Adds Loan Exchange TAM – still being evaluated**
  - Natural extension of our trading and clearing expertise within ICE

Previous adjacencies now addressable within D&A and Closing & Secondary

~$14 billion Total Addressable Market



Closing & Secondary
~$1.5Bn
Application, Processing & Underwriting
~$2Bn
Consumer Engagement
~$2Bn
Existing ~$4.5Bn
Data & Analytics ~$6.5Bn
Expanded ~$2Bn
~$2Bn
Servicing Solutions
~$4Bn TAM Expansion

12

Improve Visibility and Durability of Business Model

- Increases mix of high-growth recurring revenue
  - IMT recurring revenue mix increases to ~70%
  - Total ICE recurring revenue mix increases to ~55%+
- Adds a more stable revenue stream to our current origination-based revenues

ICE Mortgage Technology Revenue Mix[1]



Recurring
~50%
Recurring
~70%
TTM 1Q22 pro forma
IMT recurring rev
+17% y/y
IMT Today
Pro Forma IMT + BKI

Total ICE Revenue Mix[1]



Recurring
~48%
Recurring
~55%
TTM 1Q22 pro forma
ICE recurring rev
+10% y/y
Total ICE Today
Pro Forma ICE + BKI

(1) Graphs reflect revenue mix for 1Q22.

13

Transaction Details and Assumptions

Purchase Price	• Transaction valued at a market value of $13.1 billion or $85/share; enterprise value of ~$16 billion • Consideration to come in the form of $10.5 billion cash and ~$2.6 billion of stock based on ICE 10-day VWAP as of May 2, 2022 of $118.09[1] • Fully synergized EV/EBITDA multiple of ~15x '22 adjusted Black Knight EBITDA[2]

Revenue & Cost Synergies	• Full run-rate cost synergies of ~$200 million; net revenue synergies of ~$125 million
	  • 1/3 of expense synergies expected by year 1; 2/3 by year 3; 100% by year 5
	  • Revenue synergies expected to be achieved over 5 years

Financing & Balance Sheet	• Cash consideration of $10.5 billion
	  • Newly issued debt of $8.0 billion (mix of CP, term loan and bonds)
	  • Cash on hand at close anticipated to be $2.5 billion
	  • Assumes beginning gross debt-to-adj.-EBITDA of ~4.1x at transaction close
	  • Targeting 3x gross leverage by the end of 2024 assuming 1H23 close
	  • Share repurchases temporarily suspended; plan to resume when gross leverage is below ~3.25x
	• Approximately $2.6 billion of newly issued ICE equity to Black Knight
	• ICE expects to continue to pay and grow the current quarterly dividend of $0.38/sh

Adj. EPS & Return Impact	• Accretive to adj. EPS[3] in first full year post-close • IRR expected to be 10% • ROIC expected to exceed WACC by year 2 and improve thereafter
Approvals & Closing	• Black Knight stockholder approval required; no approval required from ICE stockholders • Expected to close in 1H23 pending regulatory approvals and satisfaction of other customary closing conditions

(1) Black Knight shareholders can elect to receive either cash or stock, subject to proration, with the value of the cash election and the stock election equalized at closing.
(2) 2022 adjusted EBITDA represents the midpoint of Black Knight's FY22 adjusted EBITDA guidance range of $786 million - $803 million, burdened for stock-based compensation and adjusted for full synergies of $325 million.
(3) Adjusted earnings per share (EPS) excludes amortization of acquisition-related intangibles, acquisition and integration expenses and the impact of equity earnings from unconsolidated investees, net of tax.

14

ICE

Strong Financial Outlook for Combined Company

Balanced Pro Forma Revenue Mix[1]



Mortgage Technology 30%
Exchanges 48%
Fixed Income & Data Services 22%

With Less Exposure to Mortgage Transactions[1]



Transaction 45%
Recurring 55%
IMT trans rev ~10% of Total ICE Revenue

~$8.6 billion
'21 Pro-forma Revenue

~$5.2 billion
'21 Pro-forma Adj. EBITDA[2]

15

(1) Graphs reflect revenue mix for 1Q22 on a pro forma basis.
(2) Pro forma adjusted EBITDA includes ICE's adjusted EBITDA of $4.5Bn plus Black Knight's adjusted EBITDA of $681M. Please refer to slides in the appendix for reconciliations of Black Knight's adjusted EBITDA.

ICE

ICE’s History of Evolution and Growth 2013-2021 are adjusted figures which represent non-GAAP measures Please refer to slides in the appendix for reconciliations to the equivalent GAAP measures. ’06 – ’21 Adj. EPS CAGR 17%

Appendix

About ICE

ICE is a leading global provider of data services and technology solutions to a broad range of customers including financial institutions, corporations and government entities. By combining our world class technology with our data services and operating expertise, we add transparency and enable customer efficiency gains across our networks which include global futures, equities, fixed income and mortgages. This consistent approach has driven our expansion from a small technology network serving the U.S. power industry, into a global company that operates networks across major asset classes. Overview

Two Decades of Innovation & Growth

- Exchanges
- Fixed Income & Data Services
- Mortgage Technology

2000 — ICE is formed to develop a transparent network for OTC energy

2001 — ICE adds to its energy futures network through the acquisition of the International Petroleum Exchange and the Brent Crude Oil contract

2003 — ICE Data Services is launched with ICE's proprietary data and indices

2007 — ICE acquires the New York Board of Trade (NYBOT) adding clearing tech/expertise and an expanded global commodity network

2008 — Leveraging NYBOT clearing expertise & technology, ICE stands up ICE Clear Europe, the UK's first new clearing house in 100 years and today one of the largest in the world

ICE acquires CDS interdealer broker Creditex, providing a foundation to build ICE Clear Credit, which today is the largest CDS Clearing House in the world

2009 — Acquires the Climate Exchange, adding leading environmental products to its global energy network

2010 — ICE adds TTF gas to its energy network, which today is emerging as a global gas benchmark

2013 — Leveraging trading & clearing infrastructure, ICE expands its futures network with the acquisition of NYSE Euronext; ICE also expands into cash equities & options

2015 — ICE acquires IDC, a leading provider of mission critical fixed income pricing, reference data & analytics

2017 — With ICE's fixed income pricing & reference data as a foundation, ICE acquires BofAML's Index business, the second largest fixed income index platform in the world

2018 — ICE expands its fixed income ecosystem, acquiring execution venues BondPoint and TMC

ICE acquires full ownership of MERSCorp, a leading database serving the U.S. mortgage industry

2019 — ICE adds to its digital Mortgage network, with the acquisition of Simplifile

2020 — ICE acquires Ellie Mae, a leading mortgage origination network and, alongside Simplifile & MERS, establishes the first truly end-to-end mortgage origination platform aimed at digitizing the entire mortgage workflow

20

ice

A Leading Global Provider of Data and Technology Exchanges Fixed Income & Data Mortgage Technology Exchanges across the major asset classes, including energy. Global energy complex enables customers to precisely manage risk amidst the growing complexity of global energy markets and the energy transition. Electronification of the fixed income workflow & increased adoption of fixed income ETFs (active to passive) drive demand for our comprehensive fixed income solutions. Digitization of the U.S. residential mortgage market enables greater efficiencies and reduced costs across the entire mortgage workflow. Networks Positioned to Capture Secular Growth Tailwinds We design, build and operate digital networks across asset classes

Consistent Growth and Value Creation 18% CAGR $s in millions $s in millions 14% CAGR (1) 2013-2021 adjusted figures represent non-GAAP measures. Please refer to the slides in the appendix and our earnings supplement available at www.ir.theice.com for reconciliations to the equivalent GAAP measures. 16% CAGR

Strong Capital Return IDC acquired in 2015 Ellie Mae acquired in 2020 Capital Return Philosophy Dividend Growth Grow the dividend as the company grows Double-digit increase on avg. since 2013; 1Q22 dividend +15% y/y Share Repurchases 100% of excess FCF, net of strategic M&A & dividends, allocated to share repurchases Strong Capital Return Nearly $1B returned to shareholders in 2021 Achieved target leverage nearly a year ahead of schedule after Ellie Mae transaction

Proven Track Record of Deleveraging Following Acquisitions History of realizing synergies on or ahead of schedule Demonstrated ability to efficiently and effectively integrate acquisitions while growing core business Proven record of driving further growth and generating premium value for all stakeholders For Ellie Mae transaction, delevered from 4.25x at closing to 3.0x at YE 2021, which was ahead of the original plan of <3.25x by YE 2022 1 1 Acquired in exchange for Trayport along with ~$720M

ICE Mortgage Technology Overview

Overview of IMT Products and Revenue Model

	Product Description	Revenue Model
Encompass Loan Origination System	▪ **All-in-one SaaS-based mortgage management system** providing workflow management and vendor connectivity ▪ Processing ▪ Risk Management and Business Reporting ▪ Connectivity and Integration ▪ Underwriting ▪ Secondary Marketing and Trade Management ▪ Closing and Funding ▪ Post-Closing, Shipping and Delivery ▪ System of Record for Lenders	▪ Primarily "success-based pricing" equal to: a. The greater of a minimum contracted monthly base fee, or: b. The closed loan fee times the number of monthly closed loans
Ellie Mae Network	▪ **Exchange platform that allows originators to connect with a wide array of vendors** offering component services necessary to perform a mortgage origination without needing to leave the system ▪ Credit Report ▪ Product Eligibility and Pricing Engine ▪ Automated Underwriting (GSEs) ▪ Data Transmission ▪ Appraisals ▪ Title Report / Insurance ▪ Flood Certification ▪ Compliance Review and Fraud Detection ▪ Mortgage Insurance ▪ Applicant Verifications	▪ Transactional, varying with loan volume
Capsilon AIQ	▪ **Document recognition** and electronic storage of mortgage documents ▪ **Automated data extraction** tool that pulls information from mortgage documents ▪ **Semi-automated document quality control** that flags errors in key areas, such as end customer names and addresses ▪ **Digital Underwriter** is a data consolidator within a single underwriter workspace that flags applicant issues, automates data assembly and income calculations and identifies required docs and data based on the loan program and borrower type	▪ Fees from contracted minimums ▪ Additional fees if contracted application folder volume capacity is exceeded ▪ Access fees for stored loans
Other Solutions	▪ **Velocify / CRM** – suite of sales and marketing tools for customer engagement management and automation ▪ **AllRegs** – online database of lending guidelines and regulations ▪ **Data/Analytics –** helping customers uncover actionable insights faster and make smarter decisions by leveraging near real-time access to loan data	▪ Primarily subscription-based
Services	▪ **Best practice implementations and ongoing software upkeep** to support customers' preferred workflows and integrate with other critical systems	▪ Project-based revenues for implementations, solutions consulting, etc.

26

Overview of Black Knight Products and Revenue Model Product Description Revenue Model Servicing Software Data and Analytics Primarily subscription-based revenues Data and Analytics provides extensive solutions that help lenders and servicers make more informed decisions, improve performance, identify and predict risk, and generate more qualified leads One of the largest residential real estate data sets available, covering 99.9%+ of the U.S. population Credit and Prepayment Models Valuation Solutions MLS Solutions Custom and Proprietary Analytics Title Solutions Servicing Software provides core solutions that automate loan servicing Loan Setup Ongoing Processing Customer Service Accounting Reporting Workflow Information Systems Largely subscription-based revenues based on number of loans serviced The greater of a minimum loans serviced fee or actual loans serviced Long term contracts typically 5 to 7 years Optimal Blue Primarily subscription-based revenues and some transaction-based revenues Product and Pricing Loan Trading Compliance Solutions Lead Generation Hedging Analytics MSR Valuation Mortgage Broker PPE Secondary Marketing Technologies Origination Technology Origination Software includes solutions that automate and facilitate the origination of mortgage loans and provide an interconnected network allowing the various parties and systems associated with lending transactions to exchange data efficiently Empower loan origination system (LOS) – serves lenders seeking a customized, single tenant solution Point-of-Sale Processing Underwriting Closing Post-Closing “Virtual Loan” Process “Success-based pricing”: The greater of a minimum contracted monthly base fee, or The closed loan fee times the number of monthly closed loans.

Mortgage and Housing Market Data

Home Ownership Remarkably Consistent Over the Long Term Steady and consistent expansion over the longer term Housing stock has more than doubled since 1970, growing roughly in line with population Declines in homes for sale per capita over the last decade has triggered a recent uptick in housing starts Millennial generation expected to drive demand for homes over the next several decades Total U.S. Housing Stock Source: Census Bureau. in millions

The Millennial Generation is Approaching an Inflection Point in Homeownership Homeownership rate consistently increases with age, with a 30% increase between 29 and 44 years The largest generational cohort centers around ~30 years old (millennial generation) Demand for home ownership is projected to continue, if not accelerate, as the millennial generation reaches their 30’s and 40’s Population Distribution by Age and Gender Homeownership Rate by Age M F Millennial Baby Boomers Generation X Generation Z Silent Generation Source: Census Bureau.

Historical and Projected Purchase Originations Are a Long-Term Indicator of Favorable Housing and Mortgage Finance Trends Purchase origination volumes reflect the overall direction of the mortgage finance market, rising consistently as housing stock expands and younger generations become homeowners Mortgage Bankers Association (MBA) is forecasting over $1.8 trillion in purchase mortgage originations in 2024 Historical and Projected Purchase Originations Source: Statista, MBA Mortgage Finance Forecast (Apr-2022).

Mortgage Debt Outstanding Mirrors Growth in Housing Stock and a Proliferation of the Mortgage Product Black Knight’s servicing revenue is largely driven by loan count with limited exposure to origination volumes Servicing solutions provide a consistent foundation and partial mitigant to natural credit cycles First Lien Mortgages Outstanding since 2010² Mortgage Debt Outstanding since 19701 Source: Board of Governors of the Federal Reserve System (US), Black Knight Mortgage Monitor reports. 1 Reflects mortgage debt outstanding for one-to-four-family residential homes; ² Reflects total number of first lien mortgages outstanding, based on the Black Knight Mortgage Monitor reports.

Increasing Cost to Originate a Loan Existing Industry Costs Largely Personnel-Related In $US Loan Origination Costs Rising Source: MBA Annual Performance Report as of April 11,2022, ICE estimates. ~$4,000/loan ~$9,000/loan Targeted customer savings on IMT platform

Extensive Regulatory Oversight Driving Increased Costs Truth In Lending – Reg Z                               Calculation of Annual Percentage Rate (APR)   Calculation of Amount Financed / Finance Charge Amount / Total Payments / Total Interest Percentage   Generate Loan Estimate and Closing Disclosure   Generate Amortization Schedule   Generate Truth In Lending Disclosures (Initial/Final)   Disclosure tracking for Compliance with RESPA-TILA (Incl. KBYO and MDIA)   Tracking of Current vs. Disclosed APR / Finance Charge Amount   Itemized Fee Management (incl. APR Default Templates)   Alerts for APR Tolerance Violations   Alerts for Good Faith Fee Variance Violations   Alerts for Earliest Closing Date Violations   Alerts for Redisclosure Requirements (Rate Lock, Change in Product, Change in APR beyond threshold, Change in Prepayment Penalty)   ECS Test for LE/CD Accuracy (Payment Schedule, Product etc.)   ECS Test for APR / Finance Charge Amount Accuracy / Tolerance   ECS Test for TIL-MDIA Disclosure Timing   ECS Test for Right of Rescission Timing Sec. 32 – High Cost           Calculate Reg Z Federal Total Loan Amount   Calculate Reg Z Federal Points and Fees Total   HOEPA Trigger based on Rate, Points and Fees and Prepayment Penalties   ECS Test for Threshold and Limitations (Federal & State)   ECS Tests for Prohibited Predatory Practices   Alerts for APR Change Thresholds Sec. 35 – Higher Price         HPML Trigger based on APR, APOR and Loan Terms   Second Appraisal Requirement Determination   ECS Determines the Average Prime Offer Rate (APOR)   ECS Tests for Threshold and Limitations (Detailed)   ECS Tests for Prohibited Predatory Practices (Detailed) Sec. 43 – Ability to Repay                     ATR/QM Triggers based on loan features, points and fees and underwriting criteria   Calculate Reg Z Total Loan Amount   Calculate QM Points and Fees Thresholds   Calculate QM Points and Fees Total   Determine QM Safe Harbor   Non-Standard to Standard Refinance Assessment   Appendix Q Worksheet   General Ability-to-Repay Assessment   ATR Exempt Transaction Assessment   Alerts for ATR/QM Assessment Issues   ECS Tests for QM Determination Accuracy Valuation Independence Facilitate Electronic Ordering of Appraisals through Appraisal Center LO Compensation       Broker/LO Compensation Management Tool   Facilitate disclosure of Broker Compensation   Generate Anti-Steering Safe Harbor Disclosure   ECS Tests for LO Compensation Rules (Dual Source) RESPA - Reg X                                 Alerts for RESPA Tolerance Violations   Generate GFE, Settlement Providers and HUD-1 Disclosures   Generate Affiliated Business Arrangement Disclosure   Generate Escrow Account Disclosures   Disclosure Tracking for HUD/CHARM/HELOC Disclosures   Disclosure Tracking for RESPA-TILA-MDIA Disclosure Timing   Disclosure Tracking for Home Counseling Agency List Delivery   Settlement Service Provider Templates   Generate list of Home Counseling Agencies (Q1 2014)   Closing Cost Templates   Servicing Disclosure Templates   Earliest Fee Collection Date Management   Intent to Proceed and GFE Expiration Management   Changed Circumstance Management   GFE to HUD-1 Comparison   Escrow Account Management   Alert for Triggered Application Date based on Loan Data ECOA - Reg B         Generate Uniform Residential Loan Application   Generate Statement of Denial   Generate Notice of Right To Receive Appraisal   Facilitate Electronic Delivery of Appraisal through eFolder   Disclosure Tracking for Appraisal Delivery Date HMDA – Reg C       Capture Loan Level Data for Reporting   Generate LAR   Mavent Generated Geocoding   ECS tests for Data Completion and Quality SAFE Act       State Level Access Rights Management for Individual Originators   NMLS / State License Identifiers   Generate NMLS Mortgage Call Report   ECS Test for NMLS Verification Homeowners Protection Act     Calculate MI Termination Dates   Generate PMI and LPMI Disclosures   Facilitate Electronic Ordering of MI Certificates ESIGN Act   Obtain and Store Consent Details   Investor Certified Workflow FACT Act   Generate Credit Score Disclosures   Facilitate Electronic Ordering of Credit Reports Fair Credit Reporting Act Generate Risk Based Pricing and Credit Score Disclosure Exception Notices Gramm-Leach-Bliley Act Generate Privacy Notice Disclosures State Specific Regulations         State Specific Disclosure Screens to Capture Disclosure Data   ECS Tests for State Residential Mortgage Lending Consumer Credit Laws   ECS State High Cost/Higher Rate Tests and associated Prohibited Predatory Practice Rules   ECS Loan Level Licensing Rules   ECS Theory of Lending Rules

Non-GAAP Reconciliations

Black Knight Adjusted EBITDA Reconciliation in millions 2016 2017 2018 2019 2020 2021 Net earnings $133 $ 254 $169 $109 $264 $208 Depreciation and amortization 208 207 217 236 271 365 Interest expense, net 68 58 52 64 63 84 Income tax expense (benefit) 26 (62) 38 42 42 36 Other expense (income), net 6 13 7 1 (16) 6 Equity in losses (earnings) of unconsolidated affiliates, net of tax - - - 74 (62) (3) Gain on sale of investment in unconsolidated affiliates, net of tax - - - - (5) - Net losses attributable to redeemable noncontrolling interests - - - - (18) (28) EBITDA $441 $470 $483 $526 $539 $668 Acquisition-related transaction and integration costs 2 - 1 5 31 13 Adjusted EBITDA $443 $470 $484 $531 $570 $681 Adjusted EBITDA margin 43% 45% 44% 45% 46% 46%

in millions Twelve Months Ended 12/31/2021 Twelve Months Ended 12/31/2020 Net income attributable to ICE common stockholders $4,058 $2,089 Add: Amortization of acquisition-related intangibles 622 388 Add: Transaction and integration costs and acquisition-related success fees 98 101 Less: Gain on value of Euroclear equity investment (34) (35) Less: Gain on sale of Coinbase equity investment (1,227) — Less: Gain on deconsolidation of Bakkt (1,419) — Less: Gain on sale of BIDS equity investment — (20) Less: Gain related to the settlement of an acquisition-related indemnification claim (7) — Add: Accelerated unamortized costs related to the early payoff of the June 2023 floating rate senior notes 4 — Add: Extinguishment of 2020 Senior Notes — 14 Add: Pre-acquisition interest expense on debt issued for Ellie Mae acquisition — 5 Add: Impairment of developed software — 11 Add: Impairment of CAT promissory notes — 2 Add: Accrual relating to legal settlement 16 30 Add: Accrual relating to regulatory settlement — 8 Add/(Less): Net losses/(income) from unconsolidated investees 42 (71) Add/(Less): Income tax effect for the above items 574 (109) Add: Deferred tax adjustments on acquisition-related intangibles 183 36 Adjusted net income attributable to ICE common stockholders $2,910 $2,449 Basic earnings per share attributable to ICE common stockholders $7.22 $3.79 Diluted earnings per share attributable to ICE common stockholders $7.18 $3.77 Adjusted basic earnings per share attributable to ICE common stockholders $5.17 $4.44 Adjusted diluted earnings per share attributable to ICE common stockholders $5.15 $4.41 Basic weighted average common shares outstanding 562 552 Diluted weighted average common shares outstanding 565 555 Adjusted Net Income & EPS

Adjusted Net Income & EPS

in millions except per share amounts	Twelve Months Ended 12/31/19	Twelve Months Ended 12/31/18	Twelve Months Ended 12/31/17	Twelve Months Ended 12/31/16	Twelve Months Ended 12/31/15	Twelve Months Ended 12/31/14	Twelve Months Ended 12/31/13
Net income attributable to ICE	$1,933	$1,988	$2,526	$1,429	$1,274	$981	$254
Add: Interactive Data and NYSE transaction and integration costs and acquisition-related success fees	—	30	31	46	83	124	140
Less: Gain on acquisition of MERS	—	(110)	—	—	—	—	—
Add: Impairment of exchange registration intangible assets on closure of ICE Futures Canada and ICE Clear Canada	—	4	—	—	—	—	—
Add: Employee severance costs related to ICE Futures Canada and ICE Clear Canada operations	—	4	—	—	—	—	—
Add: Impairment on divestiture of NYSE Governance Services	—	—	6	—	—	—	—
Less: Net income from unconsolidated investee	(62)	(46)	(36)	(25)	(6)	(26)	—
Add: Accruals relating to investigations and inquiries	—	—	14	—	—	—	—
Add: Employee severance costs related to Creditex U.K. brokerage operations	—	—	—	4	—	—	—
Add: Creditex customer relationship intangible asset impairment	—	—	—	33	—	—	—
Add: Litigation settlements and accruals, net of insurance proceeds	—	—	—	—	15	—	—
Add: Impairment of CAT promissory notes	16	—	—	—	—	—	—
Add: Impairment of exchange registration intangible assets on ICE Futures Singapore	31	—	—	—	—	—	—
Add: Amortization of acquisition-related intangibles	309	287	261	302	140	131	56
Add / (Less): Gain on divestiture of Trayport, net	—	1	(110)	—	—	—	—
Add / (Less): Cetip impairment loss / investment gain, net	—	—	(167)	—	—	—	190
Add: Duplicate rent expense and lease termination costs	—	—	—	—	—	—	7
Add: Early payoff of outstanding debt	—	—	—	—	—	—	51
Add: Pre-acquisition interest expense on debt issued for Interactive Data acquisition	—	—	—	—	5	—	—
Less: Net gain of sale of 6% remaining ownership in Euronext	—	—	—	—	—	(4)	—
Less: Income tax effect for the above items	(80)	(88)	(33)	(134)	(83)	(89)	(85)
Less: Deferred tax adjustment from U.S. tax rate reduction	—	(11)	(764)	—	—	—	—
Add / (Less): Deferred tax adjustment on acquisition-related intangibles	(8)	(5)	10	(22)	(82)	(14)	—
Add / (Less): Other tax adjustments	3	(13)	—	23	7	12	—
Add/(Less): Income (loss) from discontinued operations, net of tax	—	—	—	—	—	(11)	50
Adjusted net income attributable to ICE	$2,142	$2,041	$1,738	$1,656	$1,353	$1,104	$663
Diluted EPS	$3.42	$3.43	$4.25	$2.39	$2.28	$1.69	$0.77
Adjusted Diluted EPS	$3.79	$3.53	$2.93	$2.76	$2.42	$1.93	$1.68
Diluted weighted average common shares outstanding	565	579	594	599	559	573	396

38

Free Cash Flow Calculation in millions Twelve Months Ended 12/31/2021 Twelve Months Ended 12/31/2016 Twelve Months Ended 12/31/2011 Cash flow from operations $3,123 $2,149 $713 Less: Capital expenditures and capitalized software development costs (452) (365) (88) Add/(Less): Section 31 fees, net 150 (15) — Free cash flow $2,821 $1,769 $625